THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

December 21, 2007

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

RE:     ESE Corporation
          Form SB-2 Registration
          SEC File No. 333-128110

Dear Mr. Reynolds:

In response to your letter dated November 14, 2007, please be advised as follows:

General

1. The document has been revised to state:

We plan to lease the equipment when our officers and directors advance us $15,800. Our officers and directors will advance us $15,800 within thirty days from the date this registration statement is declared effective by the SEC in order to acquire or lease equipment and complete the remodeling of the shop. We will open for business within thirty days of receipt of the $15,800 from our officers and directors.

Inconsistencies with the foregoing have been deleted.

2. The document has been revised to state:

We plan to lease the equipment when our officers and directors advance us $15,800. Our officers and directors will advance us $15,800 within thirty days from the date this registration statement is declared effective by the SEC in order to acquire or lease equipment and complete the remodeling of the shop. We will open for business within thirty days of receipt of the $15,800 from our officers and directors.

Inconsistencies with the foregoing have been deleted.

Securities and Exchange Commission
RE: ESE Corporation
Form SB-2
No. 333-128110
December 21, 2007

3. The disclosure has been revised and now states:

We plan to lease the equipment when our officers and directors advance us $15,800. Our officers and directors will advance us $15,800 within thirty days from the date this registration statement is declared effective by the SEC in order to acquire or lease equipment and complete the remodeling of the shop. We will open for business within thirty days of receipt of the $15,800 from our officers and directors.

4. Executive Compensation and Principal Shareholders sections have been updated.

Certain Transactions

5. The dates of the advances have been included.

Experts

6. All dates have been referenced.

Financial Statements
Note 3 - Property and Equipment

7. The sentence has been deleted and the accountant that determines such impairment is not the registered public accounting firm that performs the audit.

Updating

8. The financial statements have been updated through November 30, 2007.

Consent of Independent Registered Public Accounting Firm

9. A new revised consent has been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak